N E W S   R E L E A S E

OzEmail Brings the Internet to Coober Pedy

FOR MORE INFORMATION CONTACT:

Michael Ward - Sydney, Australia - (+61 2) 9433 2498, 0411 533 000

Sydney, Australia, September 23, 1998 - OzEmail Limited ("the Company",
Nasdaq: OZEMY, ASX: OZM), the leading provider of comprehensive Internet services in Australasia, today added Coober Pedy to its Australia-wide network.

"OzEmail is proud to bring the Internet to such a remote community," said OzEmail President and Chief Operating Officer David Spence at the launch today. "It is in places like Coober Pedy that the Internet provides such a valuable education and communication tool by reducing the distance between Coober Pedy and the world."

The Coober Pedy point-of-presence (POP) will provide local call Internet access to approximately 3000 people in the remotest area of Australia. The Coober Pedy POP is a joint project of the Spencer Region Development Association, OzEmail and the Coober Pedy community as part of the 'Spencer Access Network'. The Spencer Access Network is aimed at demonstrating that a remote Australia dweller can obtain modern communication technology at the same cost as a metropolitan Australia dweller.

In total, 21 POPs are required to fully service the Spencer Region of South Australia (an area bigger than NSW). The Coober Pedy POP is the first of 9 POPs funded as part of the initial program by the Rural Telecommunication Infrastructure Fund from the Commonwealth Government.

"The Coober Pedy POP also provides Internet telephony bringing reduced cost long distance and international phone calls to the outback," said Mr Spence. "OzEmail is committed to bringing the Internet to Australians everywhere."

About OzEmail

OzEmail is the leading provider of comprehensive Internet services in Australia. The Company's Internet services are designed to meet the different needs of its residential and enterprise customers ranging from low cost dial up to high performance, continuous access services integrating the Company's ISDN offering and consulting expertise.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may differ materially from actual future events or results. The future performance of the Company involves risks and uncertainties that could cause actual results to differ markedly from those anticipated by such forward-looking statements. Such risks include but are not limited to the following: a limited operating history for the Company; potential fluctuations in operating results; competition; pricing pressure; dependence on third-party suppliers of hardware and software; shortage of modems; dependence on telecommunications carriers; management of growth; limited market; a need for and risks of international expansion; the existence of a new and uncertain market; customer retention issues; rapid technological change; security risks; the risk of system failure; formal licensing and joint marketing agreements; patents and proprietary rights; infringement claims; changes in government regulation; risks associated with providing content including potential liability; dependence on key personnel and need to hire additional qualified personnel; uncertainty of currency exchange rates; need for additional capital; enforceability of civil liabilities; antitakeover impact of Australian foreign investment restrictions; control of the Company by the Board of Directors; and possible volatility of ADS price. For a more complete description of certain of such risks and uncertainties, we refer you to the documents that the Company has filed from time to time with the Securities and Exchange Commission ("SEC") including its registration statements on Form F-1 dated August 26, 1998, August 25, 1998 and May 28, 1996, its 1997 Form 10-K dated May 15,1998, 1996 Form 10-K dated March 31, 1997, its quarterly reports on Form 6-K dated August 11, 1998 and May 15, 1998, its Amendment No. 1 to Form 10-Q for the period to September 30, 1997, dated May 21, 1998, its Amendment No. 1 to Form 10-Q for the period to June 30, 1997, dated May 21, 1998,and its Form 10-Qs dated August 13, 1996, November 14, 1996, and May 8, 1997.